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                   Advantage Energy Income Fund - News Release

                                January 19, 2005

                     Advantage Energy Income Fund Announces
                        $113 million Trust Unit Financing

                                   TSX: AVN.UN
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CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage" or "the Fund")
(AVN.UN - TSX) announced today that it has entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc. for the purchase by the underwriters on a bought deal basis, subject to regulatory approval, of 5,250,000 trust units (the "Units") at a price of $21.65 per Unit, for total gross proceeds of $113,662,500. A preliminary short-form prospectus will be filed with securities regulatory authorities on or before January 21, 2005. Closing of the offering is expected to occur on or about February 9, 2005. The first distribution for which purchasers of Units issued pursuant to the offering will be eligible will be for the month of February, payable on March 15, 2005.

The net proceeds of the offering will be used to pay down debt incurred in the acquisition of Defiant Energy Corporation, for 2005 capital expenditures and for general corporate purposes.

The Units being offered will be eligible for RRSPs, RRIFs, RESPs, and DPSPs, as domestic content. The securities are only being offered in Canada. The securities are not being offered for sale in the United States or internationally. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Advantage's trust units and outstanding convertible debentures trade on the Toronto Stock Exchange under the symbols AVN.UN, AVN.DB, AVN.DB.A, AVN.DB.B, AVN.DB.C, and AVN.DB.D respectively.

This press release is not for release or distribution in the United States.

For further information from Advantage contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                               Ph: (416) 945-6636
                            Toll free: 1-866-393-0393

                          Advantage Energy Income Fund
                            3100, 150 - 6th Avenue SW
                                Calgary, Alberta
                                     T2P 3Y7
                               Ph: (403) 261-8810
                               Fax: (403) 262-0723
                          Web: www.advantageincome.com
                      E-mail: advantage@advantageincome.com